Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company
Registration No. 333-124514

This filing relates to a proposed business combination between Cardiac Science, Inc. (“Cardiac Science”) and Quinton Cardiology Systems, Inc. (“Quinton”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005, as amended (the “Merger Agreement”), by and among Cardiac Science, Quinton, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation and Heart Acquisition Corporation.

Where to Find Additional Information about the Merger

Under the terms of the Merger Agreement, the parties have formed Newco, and two wholly-owned acquisition subsidiaries of Newco that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into Newco. Newco has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding these directors and executive officers is also included in Quinton's Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

NEWS RELEASE for June 27, 2005 at 7:30 AM EDT

Contact:	Rene Caron (Investors)	Roderick de Greef
	Len Hall (Media)	EVP and CFO
	Allen & Caron Inc.	Cardiac Science, Inc.
	(949) 474-4300	(949) 797-3800
Rene@allencaron.com
Len@allencaron.com

CARDIAC SCIENCE ANNOUNCES AGREEMENT TO DISMISS CLASS ACTION
LAWSUIT RELATED TO PROPOSED MERGER

IRVINE, CA (June 27, 2005) . . . Cardiac Science, Inc. (Nasdaq: DFIB), a leading manufacturer of life-saving automatic public-access defibrillators today announced that it has executed a memorandum of understanding with plaintiffs’ class counsel to dismiss the class action lawsuit pending in the Delaware Chancery Court. The lawsuits related to Cardiac Science’s proposed merger with Quinton Cardiology Systems, Inc. (Nasdaq: QUIN).

Plaintiffs’ class counsel has agreed to withdraw their motion for preliminary injunction and release all parties associated with the transaction regarding disclosure claims involving the merger. Counsel for an institutional shareholder in a related case has also entered into the same agreement. In addition, plaintiffs’ class counsel in the Delaware class action has agreed to dismiss all remaining damage claims without prejudice. In exchange for such agreements, Cardiac Science agreed to make additional disclosures in its registration statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed merger transaction.

A final settlement agreement is subject to approval by the Delaware Chancery Court.

About Cardiac Science

Cardiac Science develops, manufactures and markets a complete line of Powerheart® brand, automated public access defibrillators (AEDs), and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. The company makes the Powerheart® CRM®, the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms. Cardiac Science also manufactures its AED products on a private label basis for other leading medical companies such as Nihon Kohden (Japan), Quinton Cardiology Systems and GE Healthcare. For more information please visit www.cardiacscience.com or call (949) 797-3800.

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